Exhibit 19.1

AMH

Policy on Inside Information and Insider Trading

Approved on February 7, 2023

A. Background/Purpose

This document sets forth the Policy on Inside Information and Insider Trading of AMH® (“AMH” or “Company”). Under federal and state securities laws, it is illegal to purchase or sell securities of AMH (the “Company”) while in possession of material, non-public information related to, affecting or regarding the Company or its subsidiaries (such information, “Inside Information”), or to disclose Inside Information to others who then trade in the securities of the Company. Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”) and other governmental agencies and can result in severe penalties. While the regulatory authorities usually concentrate their efforts on the individuals who trade, or who tip Inside Information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Company has adopted this Policy on Inside Information and Insider Trading (this “Policy”) both to satisfy the Company’s obligation to prevent insider trading and to help the Company’s personnel and its external advisors avoid violating insider trading laws.

B. Applicability of Policy

1. Covered Persons

This Policy applies to the following people (collectively, “Covered Persons”):

•all officers of the Company and its subsidiaries;
•all members of the Board of Trustees of the Company (“trustees”);
•all employees of the Company and its subsidiaries;
•any interested party, including all persons involved in the business and affairs of the Company and who provide services thereto pursuant to an advisory management agreement or similar agreement or arrangement; and
•any family members or persons that reside in the same household as any of the foregoing persons.

The failure of any person subject to this Policy to observe and strictly adhere to the policies and procedures set forth herein at all times will be grounds for disciplinary action, up to and including dismissal. To ensure that Company confidences are protected to the maximum extent possible, no individuals other than specifically authorized personnel may release material information to the public, or respond to inquiries from the media, analysts or others outside the Company.

All consultants and outside advisors assisting the Company on sensitive matters are expected to abide by the Policy, although the Company assumes no responsibility with respect to the actions of persons who are not under its direct control.

2. Covered Transactions

This Policy applies to all transactions in the Company’s securities, including common shares (including any securities that are exercisable for, or convertible or exchangeable into, common shares, such as stock options) and any other securities the Company may issue from time to time whether or not pursuant to any benefit plan adopted by the Company.

For purposes of this Policy, the Company considers transactions between Covered Persons and the Company with respect to grants under its 2021 Incentive Plan or other equity incentive plans (or, to the extent applicable, granted outside such plan) to be exempt from this Policy, including, without limitation, the following:

•the exercise of company stock options (by paying the grant price in cash or stock) if you hold and do not sell the company common shares acquired, except sales during any period when sales of company securities are otherwise permitted under this policy; and
•the election to have the Company withhold shares issuable upon vesting of restricted shares or restricted share units to satisfy tax withholding obligations.

Bona fide gifts (including transfers of Company securities made to trusts for estate planning purposes) are not subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company’s securities while the person making the gift is aware of Inside Information, provided that Restricted Persons must still pre-clear and report any such transaction in accordance with procedures below.

The restrictions contained in this Policy would apply to the sale of the Company’s securities in the open market to pay the exercise price of an option and to the “cashless exercise” effected through a broker or “same day sale” of an option. In addition, any sale of the underlying securities acquired upon the exercise of an option is subject to the Policy.

This Policy does not apply to purchases in any employee stock purchase plan maintained by the Company resulting from your periodic contribution of money to the plan. This Policy also does not apply to purchases of the Company’s securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to sales of the Company’s securities purchased pursuant to the plan.

In addition to the other restrictions set forth in this Policy, the following transactions are strictly prohibited at all times and may not be waived by the Company:

•Effecting any transaction designed to hedge or offset any economic risk of owning Covered Securities. Hedging is highly speculative and also gives the appearance of a lack of confidence in the Company’s future prospects and therefore is inappropriate for Covered Persons. Examples of prohibited hedging transactions include (i) short sales of Company securities (the practice of selling a security borrowed from another), (ii) selling security futures contracts related to Company securities, (iii) entering into prepaid variable forward contracts, equity swaps, or zero cost collars related to Company securities, and (iv) contributing a Company security to an exchange fund in exchange for an interest in the fund.
•Buying or selling options or other derivative securities related to Company securities. Trading in derivative securities is highly speculative and therefore inappropriate for Covered Persons. Derivative securities include put and call options, equity swaps, total return swaps, security futures contracts and other securities that are exercisable for or convertible into a Company security or derive their value from the value of a Company security.
•Pledging Company securities. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, Covered Persons are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. Notwithstanding the foregoing, any pledges entered into prior to January 1, 2022 shall be exempt and shall not be deemed to violate this Policy. The Board of Trustees of the Company has considered these legacy pledge arrangements and determined that (i) they do not present a significant risk of lender foreclosure or an unexpected sale of large volumes of Company securities by insiders on the open market, (ii) they are not part of a hedging strategy, and (iii) they are unlikely to result in adverse effects to shareholders.

In addition to the other restrictions set forth in this Policy, placing a standing or limit order is discouraged. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans (as defined below)) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a trustee, officer or other employee is in possession of material nonpublic information. If a trustee or executive officer determines that he or she must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and pre-clearance procedures outlined in this Policy. Any such orders must be cancelled for the duration of any Company trading black-out period.

If you are unsure whether or not a particular transaction is prohibited or discouraged under this Policy, you should consult with the Chief Legal Officer of the Company, or the person designated by the Chief Executive Officer of the Company to serve in this role, before engaging in, or entering into, an agreement, understanding or arrangement to engage in, such transaction.

C. General Policy

No Covered Person who is in possession of Inside Information may, either directly or indirectly (including, without limitation, through a family member, friend or entity in which you or any of your family members is a trustee, officer or controlling equity holder or beneficiary), (i) purchase or sell the Company’s securities, (ii) engage in any other action to take advantage of Inside Information or (iii) provide Inside Information to any other person outside of the Company, including family and friends.

In addition, Covered Persons may not purchase or sell any securities of any other company, such as a lender, possible acquisition target or competitor of the Company, when in possession of material non-public information concerning any such other company obtained in the course of his or her employment with, or service to, the Company or any of its subsidiaries.

D. Specific Policies

1. Black-Out Periods

All trustees and executive officers of the Company and its subsidiaries, as well as certain key employees, as listed on Schedule A hereto (as may be amended from time to time by the Chief Legal Officer or the person designated by the Chief Executive Officer to serve in this role), as well as any family members or other persons that reside in the same household as those persons (all of the foregoing being “Restricted Persons”) are subject to additional restrictions on their ability to engage in purchase or sale transactions involving the Company’s securities. Restricted Persons are more likely to have access to Inside Information regarding the Company because of their positions or affiliations with the Company and, as a result, their trades in the Company’s securities are more likely to be subject to greater scrutiny. Accordingly, Restricted Persons are prohibited from trading in the Company’s securities during the period beginning on the close of market on the 15th day prior to the end of each fiscal quarter and ending two trading days following public disclosure of the financial results for that quarter or the full year or such other date as may be specified from time to time by the Company, Chief Legal Officer or the Chief Executive Officer.

In addition, from time to time, the Company may impose special black-out periods on Restricted Persons and other employees of the Company if, in the judgment of the Company Secretary or the person designated by the Chief Executive Officer to serve in this role, it is likely that such person or persons have become aware of significant corporate developments that have not yet been disclosed to the public, even when trading otherwise may be permitted. In the event that certain Restricted Persons or other employees of the Company become subject to a special black-out period, such persons are prohibited from (i) trading in the Company’s securities and (ii) disclosing to others the fact they are subject to such special black-out period. These special black- out periods may vary in length and may or may not be broadly communicated to Covered Persons. This restriction does not apply to transactions made under an approved Rule 10b5-1 Plan. The Company would re-open trading at the beginning of the 3rd day following the date of public disclosure of such significant corporate developments.

2. “Tipping” of Information

Covered Persons may not disclose, convey or “tip” Inside Information to any person by providing them with Inside Information other than to disclose on a “need to know” basis to officers and employees of the Company or outside advisors in the course of performing their duties for the Company. When sharing Inside Information with other officers and employees of the Company or outside advisors, or other persons involved in the business and affairs of the Company, such information should be confined to as small a group as possible. Unlawful tipping includes passing on Inside Information to friends, family members or acquaintances under circumstances that suggest that persons subject to this Policy were trying to help the recipients of such information to make a profit or avoid a loss by trading in the Company’s securities based on such information.

3. Pre-clearance

A Restricted Person must obtain prior clearance from the Chief Legal Officer or the person designated by the Chief Executive Officer to serve in this role, or such person’s designee before such Restricted Person makes any purchases or sales or gifts of the Company’s securities, regardless of whether or not a black-out period is then in effect. In evaluating each proposed transaction, the Company’s Chief Legal Officer or the person designated by the Chief Executive Officer to serve in this role, or such person’s designee will consult as necessary with senior management and outside counsel before clearing any proposed trade. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

Restricted Persons do not need to receive pre-clearance for trades pursuant to an approved Rule 10b5-1 Plan, but must receive prior approval before implementing or amending such a plan by the Chief Legal Officer or the person designated by the Chief Executive Officer to serve in this role, or such person’s designee.

Clearance of a transaction or a Rule 10b5-1 Plan pursuant to this section is valid for no more than the 3-business day period immediately following receipt by the Restricted Person of such clearance.

4. Post-Transaction Notice

The Restricted Persons who have a reporting obligation under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall also notify the Chief Legal Officer or the person designated by the Chief Executive Officer to serve in this role of the occurrence of any purchase, sale or other acquisition or disposition or gift of Company securities as soon as possible following the transaction, but in any event within one business day after the transaction. Such notification may be oral or in writing (including by e-mail) and should include the identity of the Restricted Persons, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price (if applicable).

For both the “Pre-clearance” section above and this “Post-Transaction Notice” section, a purchase, sale or other acquisition or disposition or gift shall be deemed to occur at the time the person or entity becomes irrevocably committed to it (for example, in the case of an open market purchase or sale, this occurs when the trade is executed, not when it settles).

5. Rule 10b5-1 Plans and Similar Trading Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability. To be eligible for this defense, a Covered Person must enter into a Rule 10b5-1 plan for transactions in Company securities that meet certain conditions specified in the rule (each, a “Rule 10b5-1 Plan”) and the Covered Person must act in good faith with respect to the operation of a Rule 10b5-1 Plan. If the plan and the operation thereof meets the requirements of Rule 10b5-1, the Covered Person may purchase or sell Company securities without regard to certain insider trading restrictions. To comply with this Policy, a Rule 10b5-1 Plan must meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of Inside Information. Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party.

A Rule 10b5-1 Plan must comply with and be operated in accordance with the conditions of Rule 10b5-1, including the following:
•trades under the Rule 10b5-1 Plan may not commence until expiration of the “cooling-off period” set forth in Rule 10b5-1;
•the Rule 10b5-1 Plan must include representations that (i) the Covered Person is not aware of Inside Information about the Company or its securities; and (ii) the Covered Person is adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5; and
•no Covered Person may have more than one Rule 10b5-1 Plan outstanding at any given time, unless otherwise permitted by the limited exceptions of Rule 10b5-1 (such as plans relating to “sell to cover” arrangements intended to satisfy tax withholding obligations upon the vesting of equity awards).

Refer to Section D.3 above for information on pre-clearance requirements for Rule 10b5-1 Plans.

Restricted Persons must promptly report to the Chief Legal Officer or the person designated by the Chief Executive Officer to serve in this role, or such person’s designee, (i) the termination of any Rule 10b5-1 Plan and (ii) the adoption, amendment or termination of any other trading plan entered into by a Company officer or trustee at a time they asserted they were not aware of Inside Information about the Company or its securities.

E. Compliance

All Covered Persons must promptly report, in accordance with the procedures set forth in the Company’s Code of Business Conduct and Ethics (including through the use of the Company’s Ethics Hotline described in the Code of Business Conduct and Ethics), any trading in the Company’s securities by any Covered Person, or any disclosure of Inside Information or material non-public information concerning other companies by such Covered Person, that such person has reason to believe may violate this Policy or federal or state securities laws.

Persons in possession of Inside Information when their employment or service terminates may not trade in the Company’s securities until that information has become public or is no longer material.

F. Additional Information

1. What is Inside Information?

“Inside Information” is material information about the Company that is not available to the public. Information generally becomes available to the public when it has been disclosed by the Company or third parties in a press release or other authorized public statement, including any filing with the SEC. In general, information is considered to have been made available to the public following the second trading day after the formal release of the information so that the public has time to receive and absorb the information.

2. What is Material Information?

As a general rule, information about the Company is “material” if it could reasonably be expected to affect someone’s decision to buy, hold or sell the Company’s securities. In particular, information is considered to be material if its disclosure to the public would be reasonably likely to affect (i) an investor’s decision to buy or sell the securities of the company to which the information relates, or (ii) the market price of that company’s securities. While it is not possible to identify in advance all information that will be deemed to be material, some examples of such information may include the following:

•significant changes in financial results and/or financial condition and financial projections;
•news of major new contracts or possible loss of business;
•dividends or stock splits;
•share redemption or repurchase programs;
•changes in senior management or control;
•significant mergers, acquisitions, reorganizations, dispositions of assets or joint ventures;
•significant litigation or regulatory developments;
•significant increases or decreases in the amount of outstanding securities or indebtedness;
•significant write-ups or write downs of assets or changes in accounting methods;
•actual or projected changes in industry circumstances or competitive conditions that could significantly affect the Company’s revenues, earnings, financial position or future prospects; and
•significant transactions with trustees, officers or principal security holders.
It can sometimes be difficult to know whether information would be considered “material.” The determination of whether information is material is almost always clearer after the fact, when the effect of that information on the market can be quantified. Although you may have information about the Company that you do not consider to be material, federal regulators and others may conclude (with the benefit of hindsight) that such information was material. Therefore, trading in the Company’s securities when you possess non-public information about the Company can be risky. When doubt exists, the information should be presumed to be material. If you are unsure whether you are in possession of material non-public information, you should consult with the Company’s Chief Legal Officer or the person designated by the Chief Executive Officer to serve in this role, before engaging in, or entering into an agreement, understanding or arrangement to engage in, a purchase or sale transaction of any of the Company’s securities.

3. What is the Penalty for Insider Trading?

Trading on Inside Information is a crime. The consequences of insider trading and tipping are severe and may, in some cases, be applied to the Company as well as to the individual who illegally trades or tips. Possible consequences include criminal prosecution with the potential for prison terms and additional fines if convicted, civil penalties, termination of employment and personal embarrassment resulting from adverse publicity.

G. Certification

The Company may require you to sign a Certification stating that you have received, read, understand and agree to comply with the Company’s Policy on Inside Information and Insider Trading on an annual basis, which Certification may be in electronic format. Please note that you are bound by the Policy whether or not you sign the Certification.

If you have any questions with regard to this Policy, you should consult with the Company’s Chief Legal Officer or the person designated by the Chief Executive Officer to serve in this role.

SCHEDULE A

RESTRICTED PERSONS

•All trustees, executive officers and senior vice presidents of the Company;
•All members of the Disclosure Committee of the Company; and
•Any other persons designated by the Chief Legal Officer, the Chief Financial Officer or the person designated by the Chief Executive Officer to serve in this role, or such person’s designee, from time to time.